UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                            U.S. HOMECARE CORPORATION
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                   911819 10 0
                                 (CUSIP Number)


                                                 With a copy to:
                                                 Ellen B. Corenswet, Esq.
James Laird                                      Brobeck Phleger & Harrison, LLP
73 Old Hill Road                                 1633 Broadway
Westport, Connecticut  06880                     New York, New York  10019
(860) 278-7242                                   (212) 581-1600
------------------------------                   --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 19, 1997
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with this statement /x/.

                        (Continued on following page(s))

                                 Page 1 of 6 Pages
                          Exhibit Index Appears on Page 6

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James Laird
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP                                                     (a) / /
                                                                        (b) /x/
--------------------------------------------------------------------------------

3        SEC USE ONLY
--------------------------------------------------------------------------------

4        SOURCE OF FUNDS                                                00
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        / /
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION                      United States
--------------------------------------------------------------------------------

   NUMBER      7        SOLE VOTING POWER                         692,000 shares
     OF        -----------------------------------------------------------------
   SHARES
BENEFICIALLY   8        SHARED VOTING POWER                             0 shares
   OWNED       -----------------------------------------------------------------
     BY
    EACH       9        SOLE DISPOSITIVE POWER                    692,000 shares
  REPORTING    -----------------------------------------------------------------
   PERSON
    WITH       10       SHARED DISPOSITIVE POWER                        0 shares
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                   692,000 shares
--------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  / /
         CERTAIN SHARES
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 6.6%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON                                             IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

                  This Statement on Schedule 13D relates to an option (the "Option") to purchase shares of Common Stock, $0.01 par value (the "Common Stock"), of U.S. HomeCare Corporation, a New York corporation (the "Issuer"), whose principal executive offices are located at 750 Main Street, 12th Floor, Hartford, Connecticut 06130.


Item 2.  Identity and Background.

                  This Statement is filed by James Laird (the "Reporting Person"). The following sets forth the Reporting Person's name, residence, and present principal occupation.

       Name:                                       James Laird

       Residence or Business
       Address:                                    73 Old Hill Road
                                                   Westport, Connecticut  06880


       Present Principal
       Occupation:                                 Consultant


                  During the five years prior to the date hereof, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


       Citizenship:                                United States


Item 3.  Source and Amount of Funds or Other Consideration.

                  (a) On October 2, 1996 the Reporting Person entered into a consulting agreement (the "Consulting Agreement") pursuant to which the Reporting Person would receive an Option, on October 31, 1996, to purchase 692,000 shares of Common Stock at a purchase price of $0.15 per share. The Option vested as to the right to purchase 230,667 shares of Common Stock on September 23, 1996 and vested as to the remaining 461,333 shares of Common Stock on February 19, 1997, upon satisfaction of certain financial performance criteria as determined on that date by the Issuer's board of directors. The Option has not been exercised in whole or in part.

                  The foregoing summary of certain provisions of the Consulting Agreement and the Option is qualified in its entirety by reference to the complete text of the Consulting Agreement, set forth in Exhibit A.

Item 4.  Purpose of Transaction.

                  The Reporting Person acquired the securities of the Issuer as compensation for consulting services to the Issuer.

                  Although the Reporting Person has not formulated any definitive plans, he may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

                  Except as indicated in this Schedule 13D, the Reporting Person currently does not have plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.


                   (a) The Reporting Person beneficially owns 692,000 shares of the Common Stock, or 6.6% of the outstanding shares of Common Stock of the Issuer.

                   (b) The Reporting Person has sole power to vote and to dispose of the 692,000 shares of Common Stock.

                   (c) No transactions were effected by the Reporting Person during the past 60 days.

                   (d) & (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

                  Inapplicable

Item 7.  Material to be Filed as Exhibits.

                  Exhibit A: Consulting Agreement between James Laird and U.S. HomeCare Corporation, dated October 2, 1996 (incorporated by reference to Exhibit 10(b) of the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1996. Commission File Number 0-19240).

                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:        February 26, 1997



                                                              By: /S/James Laird
                                                                 ---------------
                                                              Name:  James Laird

                                  EXHIBIT INDEX




Exhibit                                   Sequentially Numbered Page
-------                                   --------------------------
Exhibit A: Consulting Agreement           Incorporated  by  reference  to
between  James  Laird  and U.S.           Exhibit  10(b) of the  Issuer's
HomeCare   Corporation,   dated           Quarterly  Report  on Form 10-Q
October 2, 1996.                          for the period ended  September
                                          30,   1996.   Commission   File
                                          Number 0-19240.